

September 26, 2007

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr.
Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

   RE: **Sterling Construction Company, Inc.**
      Form 10-K for the fiscal year ended December 31, 2006
      Filed March 16, 2007

      Form 10-Q for the quarter ended March 31, 2007
      File No. 1-31993

Dear Mr. Allen:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Contract Backlog, page 9

1. From the disclosure in the second paragraph of this section, it appears you add contract value to backlog before public sector contracts are awarded when you are the low bidder and "there are no apparent impediments to award of the contract." Tell us the amount of contract value included in your backlog for contracts that have not been awarded. Clarify whether your statement you "have not been materially adversely affected by contract cancellations or modifications in the past" applies to contract value added to backlog based on these criteria. It is not clear whether this statement represents that the amounts historically reported for backlog have been ultimately realized without material exceptions from contract cancellations or modifications, or whether the reference to being "adversely affected" refers instead to your general financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2. While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:
   - Your discussion of both the increase in revenues and improvement in gross profit in 2006 refers to the "bidding climate," without explaining the underlying reasons the climate is considered to be "very strong" and "improved" and specifically how this resulted in additional state highway contracts and a "better margin mix."
   - You mention a decrease in municipal revenues of $59 million without discussing the underlying reasons.
   - You disclose that "state highway contracts generally allow us to achieve greater revenue and gross profit production from our equipment and work crews" without discussing the reasons for this relationship or the reasons this work produces lower gross margins overall than water infrastructure contracts in municipal markets.
   - Significant delays in starting certain contracts is mentioned as a factor, but you do not quantify the impact of these delays or discuss them in any detail.
   - In your Form 10-Q for the period ending June 30, 2007, you discuss the increase in revenue in general terms and the underlying reasons are not clear. The discussion of gross profit discusses several offsetting factors but does not quantify the impact of these separate factors or discuss their underlying reasons is sufficient detail.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. In future filings, please expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

3. We note the build-up in contracts receivable during each of the years presented, continuing into the first two quarters of fiscal 2007. In future filings, please provide a discussion of your accounts receivable, quantify a relevant receivables turnover ratio, and explain material variances. Refer to SEC Release No. 33-8350 for further guidance.

Item 9A. Controls and Procedures, page 37

4. We note your disclosure that your management concluded your disclosure controls and procedures were effective to ensure information required to be disclosed is "recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please revise to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented.

Note 1 – Summary of Business and Significant Accounting Policies, page F8

Revenue Recognition, page F8

5. On page 10 you state, "we are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed." You also discuss the potential for disputes and the process for resolving claims. The extent of the potential impact on your financial statements is not clear. In Note 1, you state contract claims are included in revenues when realization is probable. Please tell us the amount included, if any, in amounts reported for both contracts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 2006 and 2005, relating to out of scope work, potential or actual disputes, claims, etc. When material, disclose these amounts in future filings as discussed in paragraph 65 of SOP 81-1.

Retainage, page F10

6. Please clarify in future filings where you classify retainage on your balance sheets.

Short-term Investments, page F9

7. Please tell us how you have met the disclosure requirements of paragraphs 19 and 21 of SFAS 115, including disclosures relating to gains and losses of your available for sale securities. Please tell us why there is no other comprehensive income reported for changes in the fair value of your available for sale securities.

Stock-Based Compensation, page F12

8. You state that prior to August 2006, you used the closing price of your common stock on the trading day immediately preceding the date the option was approved as "the grant date market value," but since July 2006, your policy has been to use the closing price of the common stock on the date of the meeting at which a stock option award is approved as "the option's per-share exercise price." We also note your disclosure from page 48 that such change appears to have been made in view of the recently heightened sensitivity of the investing public to the establishment of the exercise price of employee stock options. Please clarify whether this discussion also applies to the stock prices used for fair value in your Black-Scholes valuation model, or merely to your method of selecting the exercise price. If this policy change has had a significant impact on the financial statements, please quantify the impact to clarify what compensation expense would have been had either method been used consistently for all periods presented.

Note 5 – Line of Credit and Long-Term Obligations, page F18

9. We note your discussion of the TSC Revolver entered into by TSC in conjunction with the Sterling Transaction in 2001, whereby the line of credit carried interest at prime, subject to achievement of certain financial targets and is secured by the equipment of TSC and guarantees by the parent company. Please clarify in future filings whether the parent continues to guarantee the TSC Revolver.

Form 10-Q for the period ended March 31, 2007

10. Income Taxes, page 12

10. In your discussion of the adoption of FIN 48, you state your "principal uncertain tax positions" consist of the "availability of" net operating loss carryforwards of approximately $9.8 million and excess tax benefits from stock options that may be used to offset future taxable income. It is not clear what is meant by "availability" or the nature of the uncertainty. Please clarify whether you are referring to the need for sufficient future taxable income to realize the deferred tax assets, as discussed in paragraph 21 of SFAS 109, or to uncertainty regarding whether the net operating loss position or other positions taken in your tax returns will be sustained upon examination, as discussed in FIN 48.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief